UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 22, 2014

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 21, 2014 announcing that STMicroelectronics has posted its IFRS 2014 Semi Annual Accounts, and the STMicroelectronics N.V. Semi-Annual IFRS Report 2014.

PR No.C2763C
STMicroelectronics Publishes its IFRS 2014 Semi Annual Accounts

Geneva, August 21, 2014 – STMicroelectronics NV (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, published today its IFRS 2014 Semi Annual Accounts for the six-month period ended June 28, 2014, on its website and filed them with the Netherlands Authority for the Financial Markets.

The Company’s Semi Annual Accounts, prepared in accordance with International Financial Reporting Standards (IFRS) can be found at www.st.com.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people's life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2013, the Company’s net revenues were $8.08 billion. Further information on ST can be found at www.st.com.

For further information, please contact:
STMicroelectronics
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

STMicroelectronics N.V.

Semi Annual Report 2014

Contents

1.	CORPORATE OVERVIEW			3
	1.1.	History and development of STMicroelectronics		3
	1.2.	Strategy & objectives		3
	1.3.	Organizational structure		3
	1.4.	Products and activities		4
	1.5.	Sales, Marketing and Distribution		4
	1.6.	Research & Development		4
	1.7.	Sustainability		5
2.	REPORT OF THE MANAGING BOARD			6
	2.1.	Business overview		6
	2.2.	Segment information		7
	2.3.	Liquidity and financial position		7
	2.4.	Business and financial outlook for 2014		9
	2.5.	Other developments in 2014		10
	2.6.	Related party transactions		11
	2.7.	Financial Risk Management		12
	2.8.	Business risk information		13
	2.9.	Auditor’s involvement		13
3.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (“SEMI ANNUAL FINANCIAL STATEMENTS”)			14
	3.1.	Consolidated income statement		14
	3.2.	Consolidated statement of comprehensive income		15
	3.3.	Consolidated statement of financial position		16
	3.4.	Consolidated statement of changes in equity		17
	3.5.	Consolidated statement of cash flows		19
	3.6.	Notes to the consolidated financial statements		20
		3.6.1.	Corporate information	20
		3.6.2.	Basis of preparation	20
		3.6.3.	Significant accounting policies	20
		3.6.4.	Estimates	21
		3.6.5.	Operating segment information	22
		3.6.6.	Investments in associates and jointly controlled entities	25
		3.6.7.	Property, plant and equipment and intangible assets	26
		3.6.8.	Goodwill	26
		3.6.9.	Other financial assets and financial liabilities	27
		3.6.10.	Inventories	35
		3.6.11.	Cash and cash equivalents	35
		3.6.12.	Cash generated from operations	35
		3.6.13.	Equity	36
		3.6.14.	Provisions for restructuring	39
		3.6.15.	Expenses by nature	40
		3.6.16.	Other income / expenses	40
		3.6.17.	Earnings per share	41
		3.6.18.	Related-party transactions	42
		3.6.19.	Contingencies claims and legal proceedings	42
		3.6.20.	Events occurring after the reporting period	43
4.	SOLE MEMBER OF THE MANAGING BOARD’S STATEMENT			44
5.	ABOUT STMICROELECTRONICS			45

STMicroelectronics • Semi Annual Report 2014	Contents 2

1.	Corporate overview

1.1.	History and development of STMicroelectronics

STMicroelectronics N.V. (“STMicroelectronics”, “ST” or ‘‘the Company’’) is a global leader in the semiconductor market serving customers across the spectrum of Sense & Power and Automotive products and Embedded Processing Solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life.

STMicroelectronics N.V. was formed and incorporated in 1987 and resulted from the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we also listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”).

1.2.	Strategy & objectives

Our strategy, which we announced on December 10, 2012, takes into account the evolution of the markets we are in and the environment and opportunities we see in the years to come.  It is based on our leadership in our two product segments: (i) Sense & Power and Automotive Products (“SP&A”) comprised of Automotive (“APG”), Industrial & Power Discrete (“IPD”), Analog & MEMS (“AMS”) and Other SP&A; and (ii) Embedded Processing Solutions (“EPS”) comprised of Digital Convergence Group (“DCG”), Imaging, Bi-CMOS ASIC and Silicon Photonics (“IBP”), Microcontrollers, Memory & Secure MCU (“MMS”) and Other EPS. Each segment is supported by a Sales & Marketing organization with a particular focus on our major accounts, as well as on expanding our penetration of the mass market.

Furthermore, we focus on five growth drivers: (i) Automotive Products, which make driving safer, greener and more entertaining; (ii) Digital Consumer and ASIC Products, which power the augmented digital lifestyle; (iii) MEMS and Sensors, which augment the consumer experience; (iv) Microcontrollers, which make everything smarter and more secure; and (v) Smart Power, which makes more of our energy resources.  These product families are expected to experience solid growth rates driven by secular trends and are aligned with our market leading positions and competitive advantages.  Our innovative products in these areas, combined with our competitive technology and flexible and independent manufacturing capabilities, bring us even more opportunities to significantly grow and gain market share.

We continue to advance towards our target financial model, expected by mid-2015, based on a combination of revenue growth, gross margin improvement and reduction of net operating expenses.

1.3.	Organizational structure

STMicroelectronics is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products. We offer a diversified product portfolio and develop products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

We are organized in a matrix structure with geographic regions interacting with product groups, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

STMicroelectronics • Semi Annual Report 2014	Corporate Overview 3

While STMicroelectronics N.V. is the parent company, we also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.

1.4.	Products and activities

We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Our product families are comprised of differentiated application specific products, that we define as our dedicated analog, mixed signal and digital application specific integrated circuits (“ASICs”), as well as application-specific standard products (“ASSP”) offerings and semi-custom devices, that are organized under our two product segments, which are: (i) Sense & Power and Automotive Products (“SP&A”) and (ii) Embedded Processing Solutions (“EPS”).

Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods.  We use all of the prevalent function-oriented process technologies, including CMOS, bipolar and non-volatile memory technologies. In addition, by combining and enhancing basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including bipolar CMOS technologies (“Bi-CMOS”) for mixed-signal applications, diffused metal on silicon oxide semiconductor (“DMOS”) technology, bipolar, CMOS and DMOS (“BCD”) technologies for intelligent power applications, and MEMS and embedded memory technologies.  We are also developing fully-depleted silicon on insulator (‘‘FD-SOI’’) technology for lower power and high performance, with applications across a broad range of industries. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for System-on-Chip (“SoC”) and System-in-Package (“SiP”) solutions.  Complementing this depth and diversity of process and design technology is our broad IP portfolio that we also use to enter into broad patent cross-licensing agreements with other major semiconductor companies.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on technology R&D as well as capital investments in front-end and back-end manufacturing facilities, which are planned at the corporate level. Therefore, our product segments share common R&D for process technology and manufacturing capacity for some of their products.

1.5.	Sales, Marketing and Distribution

Our sales organization is structured as a combination of country/area coverage and key accounts coverage, with four regional sales organizations and two major accounts units. The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product group, which also includes product development functions.  This matrix system reinforces our sales and marketing activities and our broader strategic objectives.  An important component of our regional sales and marketing efforts is to expand our customer base, which we seek to do by adding sales representatives, regional competence centers and new generations of electronic tools for customer support.

1.6.	Research & Development

We believe that market driven research and development (“R&D”) founded on leading edge products and technologies is critical to our success. The main R&D challenge we face is continually increasing the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible.

We combine front-end manufacturing and technology R&D under the same organization for each of our SP&A and EPS segments to ensure a smooth flow of information between our R&D and manufacturing organizations, and we leverage on significant synergies and shared activities between our two segments to cross-fertilize both businesses. We manage our R&D projects by technology and by product segment. The relevant technology R&D expenses are allocated to the product segments on the basis of the estimated efforts.

STMicroelectronics • Semi Annual Report 2014	Corporate Overview 4

We currently own approximately 16,000 patents and pending patent applications, corresponding to over 9,000 patent families (each patent family containing all patents originating from the same invention), including 598 original new patent applications filed in 2013.

The Company draws on a rich pool of chip fabrication technologies, including advanced FD-SOI (Fully Depleted Silicon-on-Insulator), CMOS (Complementary Metal Oxide Semiconductor), mixed-signal, analog and power processes, and is a partner with IBM for the 10-nm and 7-nm CMOS core technologies.

1.7.	Sustainability

STMicroelectronics was one of the first global industrial companies to recognize the importance of environmental responsibility, its initial efforts beginning in the early 1990s. Since then we have progressively enlarged our scope of commitments and we now address 22 top sustainability priorities that have been identified as the most significant for our business success and for our stakeholders’ satisfaction. Today our approach to sustainability is embedded in our business strategy with objectives in terms of product stewardship, customer satisfaction and innovation management. Over these past 26 years, we have made outstanding progress: we are among the leaders in safety with a 24% decrease in our recordable cases rate in 2013 versus 2012 and a 78% decrease since 2002, we have reduced our water consumption per production unit by 73% compared to 1994, we launched in 2006 a company-wide Health Plan program to provide all our employees with the same access to healthcare, we conduct Social and Ethics audits to ensure our major sites’ compliance to the Electronic Industry Citizenship Coalition (EICC) Code of Conduct, to name a few initiatives implemented in the field.

STMicroelectronics is included in some of the main Sustainability indices (DJSI Europe, FTSE4Good, FTSE ECPI index series, ASPI, ECPI and Ethibel).

Our approach to sustainability is expressed at a high level in ST’s Principles for Sustainable Excellence, our business code of conduct; and in a more operational way, in our Sustainability strategy that is regularly updated to ensure its alignment with our business and stakeholders’ priorities.

STMicroelectronics • Semi Annual Report 2014	Corporate Overview 5

2.	Report of the Managing Board

2.1.	Business overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices, Flash Memories and the Wireless Application Specific market (Broadband and Application Processor)).

Based on the most recent sales data published by WSTS, semiconductor industry revenues increased in the first half of 2014 on a year-over-year basis by approximately 11% for the TAM and 10% for the SAM to reach approximately $161 billion and $74 billion, respectively.

The Nano2017 program was approved by the European Union in the second quarter of 2014 and we, in our role as Coordinator and Project Leader of the R&D program, have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives.

To strengthen our capital structure and significantly enhance our financial flexibility, we took advantage of favorable terms and raised $1 billion in July through a convertible bond offering. We intend to use the net proceeds of the offering for general corporate purposes.

Our first half 2014 revenues amounted to $3,689 million, a 9% decrease on a year-over-year basis.  This year-over-year revenues decrease is mainly due to the significant reduction of legacy ST-Ericsson products revenues following our decision to exit the ST-Ericsson joint venture. Excluding legacy ST-Ericsson products, our revenues decreased by approximately 1% in the first half of 2014 compared to the corresponding period of 2013.

Our first half 2014 gross margin reached 30.3% of revenues, representing an increase of 260 basis points compared to the prior year period, primarily due to lower impairment and amortization charges of the capitalized development costs, benefit from manufacturing efficiencies and lower unused capacity charges, which were partially offset by declining selling prices and volumes.

Combined selling, general and administrative (SG&A) and research and development (R&D) expenses amounted to $1,065 million for the first half of 2014, a significant decrease compared to $1,503 million in the prior year period, mainly due to the ST-Ericsson wind-down, the impact of our cost savings initiatives as well as a significant reduction of the impairment, restructuring charges and other related closure costs allocated to SG&A and R&D.

In the first half of 2014, our combined other income and expenses significantly increased to $119 million, compared to $5 million in the prior year period, mainly due to the higher level of R&D funding following the European Union approval of the Nano2017 program.

Our operating results improved from a loss of $376 million in the prior year to a profit of $170 million in the current year, principally due to improved manufacturing efficiencies, savings in operating expenses, lower amounts of impairment and restructuring charges and higher other income, partially offset by declining selling prices and volumes.

Our effective average exchange rate for the first half of 2014 was $1.36 for €1.00 compared to $1.30 for €1.00 for the first half of 2013.

STMicroelectronics • Semi Annual Report 2014	Report of the Managing Board 6

2.2.	Segment information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

Our segments are Sense & Power and Automotive Products (SP&A) and Embedded Processing Solutions (EPS). SP&A is comprised of Automotive (APG), Industrial & Power Discrete (IPD), Analog & MEMS (AMS) and Other SPA product lines while EPS is comprised of Digital Convergence Group (DCG), Imaging, BI-CMOS ASIC and Silicon Photonics (IBP), Microcontrollers, Memory & Secure MCU (MMS) and Other EPS product lines.

Please refer to note 3.6.5 of the Semi Annual Financial Statements for further information.

2.3.	Liquidity and financial position

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first half of 2014, the evolution of our cash flow produced a decrease in our cash and cash equivalents of $334 million, due to the net cash used in investing activities and financing activities exceeding the net cash from operating activities.

The evolution of our cash flow for the comparable periods is set forth below:

	(unaudited)
In millions of USD	June 28, 2014	June 29, 2013
Net cash from operating activities	315	266
Net cash used in investing activities	(449)	(412)
Net cash used in financing activities	(197)	(493)
Effect of change in exchange rates	(3)	(28)
Net cash decrease	(334)	(667)

Net cash from operating activities

The net cash from operating activities for the first half of 2014 was $315 million, increasing compared to the prior year period as a result of the increased net income adjusted for non-cash items, partially offset by the unfavorable changes in assets and liabilities. Net cash from operating activities is the sum of (i) the net result adjusted for certain non-cash items and (ii) changes in assets and liabilities.

STMicroelectronics • Semi Annual Report 2014	Report of the Managing Board 7

•	Net result adjusted for non-cash items generated $572 million of cash during the first half of 2014 compared to $244 million in the prior year period.
•
Changes in assets and liabilities used cash for a total amount of $257 million in the first half of 2014 while it generated cash for a total amount of $22 million in the prior year period.  The first half of 2014 changes were represented by a negative trend in all the components of assets and liabilities. The negative impact of other assets and liabilities net was mainly due to the recognition of the Nano2017 grants not collected as of the end of the second quarter.

Net cash used in investing activities

Investing activities used $450 million of net cash in the first half of 2014, mainly due to investment in intangible assets for $228 million of which the largest part is related to capitalization of development costs. It is also due to payments for tangible assets and investments in short-term deposits for a total of $303 million, partially offset by the net cash from proceeds from the sale and/or redemption of our marketable securities for $57 million. Payments for the purchase of tangible assets totaled $253 million compared to $233 million registered in the prior year period.  Investing activity in the first half of 2013 used $412 million of cash due mainly to payments for intangible and financial assets and tangible assets, partially offset by proceeds from the sale and/or redemption of current marketable securities.

Net cash used in financing activities

Net cash used in financing activities was $196 million in the first half of 2014 with a decrease compared to the $493 million used in the first half of 2013.  The decrease in the net cash used in financing activities was primarily due to the $455 million repayment of the residual outstanding 2013 Senior Bonds in the first half of 2013, partially offset by the proceeds from short-term borrowings for $145 million in the same period.  The first half of 2014 amount included $175 million in dividends paid to stockholders compared to $164 million in the prior year period.

Financial position

As at June 28, 2014, our total financial resources, including cash and cash equivalents and short-term deposits, amounted to $1,553 million and were comprised mainly of:

•	$1,502 million of cash and cash equivalents,
•	$51 million in short-term deposits.

As at June 28, 2014, the aggregate amount of our interest bearing loans and borrowings, including the current portion, was $1,130 million, which included:

•	$1,111 million in European Investment Bank loans (the “EIB Loans”),
•	$17 million in loans from other funding programs,
•	$2 million of finance leases liabilities.

The EIB Loans represent four long-term amortizing credit facilities as part of R&D funding programs. The first, for R&D in France, was drawn in U.S. dollars from 2006 to 2008, for a total amount of $341 million, of which $78 million remained outstanding as of June 28, 2014. The second for R&D projects in Italy, was drawn in U.S. dollars in 2008 for a total amount of $380 million, of which $163 million remained outstanding as of June 28, 2014. The third, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which the equivalent of $399 million remained outstanding as of June 28, 2014.  The fourth, signed in the first quarter of 2013, is a €350 million multicurrency loan which also supports our R&D programs.  It was drawn in U.S. dollars for an amount of $471 million, all of which is outstanding as of June 28, 2014.  At June 28, 2014, the amounts available under our short-term lines of credit were unutilized.

STMicroelectronics • Semi Annual Report 2014	Report of the Managing Board 8

On July 3, 2014, we issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively, for net proceeds of approximately $995 million. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance is approximately $12, equivalent to a 30% and a 31% premium, respectively, on each tranche. The bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by us. We can also redeem the bonds prior to their maturity in certain circumstances. We intend to use the net proceeds of the offering for general corporate purposes.

On June 26, 2014 we also announced the launch of a share buy-back program for the purchase of up to 20 million ordinary shares, as authorized by our Annual General Meeting of Shareholders held on June 13, 2014. Purchases of shares will be made on the Borsa Italiana exclusively. The purchased shares will not be retired but are currently intended to meet our obligations in relation to the employee stock award plans.

2.4.	Business and financial outlook for 2014

In the third quarter, we expect to see sequential revenue growth in all areas of our product portfolio.  In SP&A, IPD and APG are expected to perform better than seasonal, benefiting from both the favorable macro-environment conditions as well as from our market position, and we also expect to see growth in AMS. In EPS, MMS is expected to moderately grow in the third quarter, after posting a record second quarter; our activities in Digital, including DCG and IBP, are also expected to grow. We expect third quarter 2014 revenues to increase about 3% on a sequential basis, plus or minus 3.5 percentage points.

Our policy is to modulate our capital spending according to the evolution of the semiconductor market.  Based on current visibility on demand, we anticipate our capital expenditure to be approximately $510-550 million in 2014, to be adjusted based on demand thereafter.  The most important of our 2014 capital expenditure projects are expected to be: (a) for our front-end facilities: (i) in our 300-mm fab in Crolles, technology evolution to consolidate the capability for 20-nm processes and mix evolution to support the production ramp up of new technologies for microcontrollers and automotive advanced products; (ii) a few selective programs of mix evolution, mainly in the area of analog processes; (iii) qualification of technologies in 200-mm in Singapore and Catania; and (iv) quality, safety, maintenance, and productivity and cost savings investments in both 150-mm and 200-mm front-end fabs; (b) for our back-end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on certain package families, to sustain market demand; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and changed product mix.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry and capacity utilization.  We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D.  We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities.  A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities.  Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

In support of our R&D activities, we signed the Nano2017 program with the French government, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of the R&D program, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives.

STMicroelectronics • Semi Annual Report 2014	Report of the Managing Board 9

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be negligible, based on our current visibility of the ST-Ericsson liquidation balance.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

This outlook is based on an assumed effective currency exchange rate of approximately $1.355 = €1.00 for the 2014 third quarter and includes the impact of existing hedging contracts.

2.5.	Other developments in 2014

In the first quarter of 2014, we obtained a favorable ruling in Switzerland authorizing the transfer of most of the former ST-Ericsson’s deductible operating losses to ST. In addition, ST-Ericsson SA entered into liquidation on April 15, 2014.

On April 28, 2014, we announced the appointment of Mr. Jean-Marc Chery as Chief Operating Officer, reporting to Carlo Bozotti, President and Chief Executive Officer. In this new role, Mr. Jean-Marc Chery continues to hold overall responsibility for Embedded Processing Solutions (‘‘EPS’’), for which he serves as Executive Vice President and General Manager, as well as for central manufacturing operations, which includes Packaging and Test Manufacturing. Mr. Jean-Marc Cheryalso continues in his role of Vice Chairman of our Corporate Strategic Committee.

On April 28, 2014, we announced the main resolutions proposed by our Supervisory Board to our Annual General Meeting of Shareholders which was held in Amsterdam, the Netherlands, on June 13, 2014, and the posting of the Statutory Annual Accounts for the year ended December 31, 2013, on the Company’s website.

On April 30, 2014, we announced the appointment of Mr. Paul Grimme as Executive Vice President, Mass Market and Online Marketing Programs, a new position created to coordinate the sales & marketing activities in this strategic and growing area for the Company. Mr. Paul Grimme continues to report to Carlo Bozotti, President and Chief Executive Officer. Mr. Paul Cihak took over from Mr. Paul Grimme as Executive Vice President and General Manager, Sales & Marketing, Europe, Middle East and Africa, and Mr. Bob Krysiak, Executive Vice President and President for the Americas Region, joined the Corporate Strategic Committee replacing Mr. Paul Grimme in his role.

On May 14, 2014, we announced the signing of a comprehensive agreement with Samsung Electronics Co. Ltd. on 28-nm FD-SOI technology for multi-source manufacturing collaboration. This agreement expands the ecosystem and assures the industry of high volume production of our FD-SOI based IC solutions. Our unique FD-SOI technology is well on its way to becoming a significant revenue generator for 2015 and beyond and strengthens the business and financial prospects of our EPS segment.

Our Annual General Meeting of Shareholders was held on June 13, 2014 in Amsterdam, and all proposed resolutions were adopted by our Shareholders, including, among others, the followings:

•           The distribution of a cash dividend per common share of US$0.10 in the second quarter of 2014, and of US$0.10 in the third quarter of 2014, paid in June and, to be paid in September of 2014, respectively, to shareholders of record in the month of each quarterly payment. The amount of the proposed second and third quarter of 2014 cash dividend is stable with respect to previous quarterly dividend distributions;

STMicroelectronics • Semi Annual Report 2014	Report of the Managing Board 10

•           The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board, and the Company’s President and Chief Executive Officer, for a three-year term expiring at the 2017 Annual General Meeting;

•           The reappointment of Messrs. Didier Lombard, Jean d’Arthuys, Jean-Georges Malcor and Alessandro Rivera as members of the Supervisory Board, for a three-year term expiring at the 2017 Annual General Meeting;

•           The appointment of Ms. Heleen Kersten and Mr. Maurizio Tamagnini, as new members of the Supervisory Board, for a three-year term expiring at the 2017 Annual General Meeting, in replacement of Messrs. Tom de Waard and Bruno Steve whose mandates expired;

•           The adoption of our 2013 Statutory Annual Accounts prepared in accordance with International Financial Reporting Standards. The Statutory Annual Accounts for the year ended December 31, 2013 were posted on the Company’s website and were filed with the Netherlands Authority for the Financial Markets (AFM) on April 28, 2014;

•           The appointment of PricewaterhouseCoopers Accountants N.V. as our external auditor for the 2014 and 2015 financial years;

•           The delegation to our Supervisory Board of the authority to issue new shares, to grant rights to subscribe for shares and to limit and/or exclude existing shareholders’ pre-emptive rights, for a period of eighteen months following our 2014 AGM;

•           The authorization to our Managing Board for eighteen months following our 2014 AGM, to repurchase our shares, subject to the approval of our Supervisory Board.

Our Supervisory Board furthermore announced on June 13, 2014 the appointment of Mr. Maurizio Tamagnini as the Chairman and Mr. Didier Lombard as the Vice-Chairman of the Supervisory Board, respectively, for a three-year term expiring at the 2017 Annual General Meeting.

On June 25, the European Commission approved €400 million in aid for the Nano2017 R&D program led by us; the aid, granted to us by France for the development of new technologies in the Nanoelectronics sector, was in line with European Union state-aid rules.

On June 26, we announced the pricing of a $1 billion dual-tranche offering of convertible bonds (the “Bonds’’). The Bonds were issued in two tranches, one of $600 million with a maturity of 5 years and one of $400 million with a maturity of 7 years. We intend to use the net proceeds of the offering for general corporate purposes. We also announced the launch of a share buy-back program for the repurchase of up to twenty million ordinary shares, currently intended to meet our obligations in relation to our employee stock award plans.

On June 27, we announced the publication of our 2013 Sustainability Report. This annual report contains comprehensive details of our Sustainability strategy, policies and performance during 2013 and illustrates how our sustainability programs play a major role throughout the business to create value for all of our stakeholders.

On July 22, 2014, we signed an agreement with Enel Green Power to transfer all our equity stake in 3Sun, a joint venture in the photovoltaic panels manufacturing. Pursuant to this agreement, at closing (which is subject to customary precedent conditions) we will pay up to €15 million to Enel Green Power in exchange for our full release from any obligations concerning the joint venture or Enel Green Power.  Also, at closing, we will forgive the outstanding €13 million shareholder’s loan to the joint venture.

2.6.	Related party transactions

Please refer to note 3.6.18 of the Unaudited Semi-Annual Financial Statements.

STMicroelectronics • Semi Annual Report 2014	Report of the Managing Board 11

2.7.	Financial Risk Management

STMicroelectronics and its subsidiaries (together “the Group”) are exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures. See note 3.6.9 of the Semi Annual Financial Statements for further information.

Risk management is carried out by a central treasury department (Corporate Treasury). Simultaneously, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings, or better. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to hedge exposures deriving from industrial and commercial activities.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the group’s annual financial statements as at December 31, 2013. There have been no changes in the risk management department or in any risk management policies since the year end.

Foreign exchange risk

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro and the Singapore dollar. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries.

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow risk. Borrowings issued at fixed rates, whose amount is currently negligible, expose the Group to fair value risk.

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables and loan notes) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Group’s objective is to maintain a significant cash position and a low debt to equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities. Compared to year end, there was no material change in the contractual undiscounted cash out flows for financial liabilities.

STMicroelectronics • Semi Annual Report 2014	Report of the Managing Board 12

2.8.	Business risk information

Some of the statements contained in this report that are not historical facts are statements of future expectations that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

1.	uncertain macro-economic and industry trends;
2.	customer demand and acceptance for the products which we design, manufacture and sell;
3.
unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D programs, which benefit from public funding;

4.	the loading and the manufacturing performance of our production facilities;
5.	the functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;
6.	variations in the foreign exchange markets and, more particularly, in the rate of the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
7.	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
8.	restructuring charges and associated cost savings that differ in amount or timing from our estimates;
9.
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

10.	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
11.	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
12.
changes in economic, social, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, or terrorist activities; and

13.	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.

2.9.	Auditor’s involvement

The Interim Condensed Consolidated Financial Statements and interim Report of the Managing Board have not been audited or reviewed by an external auditor.

This report of the Managing Board is dated August 21, 2014.

STMicroelectronics • Semi Annual Report 2014	Report of the Managing Board 13

3.	Interim Condensed Consolidated Financial Statements (“Semi Annual Financial Statements”)

The Semi Annual Consolidated Financial Statements of the Group for the six months ended June 28, 2014, as presented by the Managing Board, have not been audited nor reviewed by an external auditor.

3.1.	Consolidated income statement

		(unaudited)
		Six-month period ended
In millions of USD, except per share amounts	Notes	June 28, 2014	June 29, 2013
Sales		3,658	4,037
Other revenues		31	18
Total revenues	3.6.5	3,689	4,055
Cost of sales	3.6.15	(2,573)	(2,933)
Gross profit		1,116	1,122
Selling, general and administrative	3.6.15	(480)	(607)
Research and development	3.6.15	(585)	(896)
Other income	3.6.16	165	26
Other expenses	3.6.16	(46)	(21)
Operating profit (loss)		170	(376)
Finance income		5	16
Finance costs		(9)	(19)
Share of losses of associates and jointly controlled entities	3.6.6	(69)	(103)
Profit (loss) before income tax		97	(482)
Income tax benefit (expense)		(26)	47
Net result		71	(435)
Attributable to:
The equity holders of the parent		71	(282)
Non-controlling interests		-	(153)
Net result		71	(435)
Earnings per share attributable to the equity holders of the parent
Earnings per share (Basic)	3.6.17	0.08	(0.32)
Earnings per share (Diluted)	3.6.17	0.08	(0.32)

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 14

3.2. Consolidated statement of comprehensive income

	(unaudited)
	Six-month period ended
In millions of USD	June 28, 2014	June 29, 2013
Net result	71	(435)
Other comprehensive income:
Items that will not be reclassified to profit or loss
Re-measurements of employee benefit obligations	1	26
Income tax effect	-	(7)
Re-measurements of employee benefit obligations, net of tax	1	19
Total items that will not be reclassified to profit of loss	1	19
Items that will be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations	(28)	(27)
Share of other comprehensive income of associates and jointly controlled entities	1	-
Cash flow hedges	(18)	(12)
Income tax effect	2	1
Net movement on cash flow hedges	(16)	(11)
Gain / (loss) on available-for-sale financial assets	-	1
Income tax effect	-	-
Net Gain / (loss) on available-for-sale financial assets	-	1
Total items that will be reclassified subsequently to profit or loss	(43)	(37)
Other comprehensive income, net of tax	(42)	(18)
Total comprehensive income, net of tax	29	(453)
Attributable to:
The equity holders of the parent	29	(300)
Non-controlling interests	-	(153)
Total comprehensive income, net of tax	29	(453)

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 15

3.3.	Consolidated statement of financial position

In millions of USD	Notes	June 28, 2014 (unaudited)	December 31, 2013
Assets
Non-current assets
Property, plant and equipment	3.6.7	2,971	3,161
Goodwill	3.6.8	72	72
Intangible assets	3.6.7	1,170	1,075
Investments in associates and jointly controlled entities	3.6.6	41	63
Other non-current financial assets	3.6.9.1	35	32
Deferred tax assets		535	545
Other non-current assets		540	580
Total non-current assets		5,364	5,528
Current assets
Inventories	3.6.10	1,323	1,336
Trade accounts receivable		1,098	1,049
Other current financial assets	3.6.9.1	59	101
Other receivable and assets		610	346
Cash and cash equivalents	3.6.11	1,502	1,836
Total current assets		4,592	4,668
Assets held for sale		30	16
Total assets		9,986	10,212
Equity
Equity attributable to the equity holders of the parent		6,244	6,377
Non-controlling interests		67	75
Total equity	3.6.13	6,311	6,452
Non-current liabilities
Interest-bearing loans and borrowings	3.6.9.3	905	928
Employee benefits		419	422
Deferred tax liabilities		65	74
Non-current provisions		265	273
Other non-current liabilities		60	66
Total non-current liabilities		1,714	1,763
Current liabilities
Interest-bearing loans and borrowings – current portion	3.6.9.3	225	225
Trade accounts payable		739	693
Other payables and accrued liabilities		451	428
Employee benefits – current portion		451	528
Current provisions		53	76
Other current financial liabilities	3.6.9.2	1	4
Income tax payable		41	43
Total current liabilities		1,961	1,997
Total equity and liabilities		9,986	10,212

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 16

3.4.	Consolidated statement of changes in equity

For the six-month period ended June 28, 2014

In millions of USD	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non-controlling interests	Total equity
As at January 1, 2014	1,156	2,433	(212)	1,472	1,528	6,377	75	6,452
Net result	-	-	-	-	71	71	-	71
Other comprehensive income, net of tax	-	-	-	(42)	-	(42)	-	(42)
Total comprehensive income	-	-	-	(42)	71	29	-	29
Capital increase	1	-	-	-	-	1	-	1
Employee share award scheme, net of tax	-	-	25	17	(25)	17	-	17
Dividends	-	-	-	-	(179)	(179)	-	(179)
Joint Venture and other subsidiaries deconsolidation	-	-	-	(1)	-	(1)	(8)	(9)
As at June 28, 2014 (unaudited)	1,157	2,433	(187)	1,446	1,395	6,244	67	6,311

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 17

For the six-month period ended June 29, 2013

In millions of USD	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non-controlling interests	Total equity
As at January 1, 2013	1,156	2,433	(239)	1,226	2,655	7,231	(76)	7,155
Net result	-	-	-	-	(282)	(282)	(153)	(435)
Other comprehensive income, net of tax	-	-	-	(18)	-	(18)	-	(18)
Total comprehensive income	-	-	-	(18)	(282)	(300)	(153)	(453)
Employee share award scheme, net of tax	-	-	26	9	(26)	9	-	9
Dividends	-	-	-	-	(178)	(178)	-	(178)
As at June 29, 2013 (unaudited)	1,156	2,433	(213)	1,217	2,169	6,762	(229)	6,533

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 18

3.5.	Consolidated statement of cash flows

		(unaudited)
		Six-month period ended
In millions of USD	Note	June 28, 2014	June 29, 2013
Cash flows from operating activities
Cash generated from operations	3.6.12	343	282
Interests paid		(5)	(8)
Income tax paid		(23)	(8)
Net cash from operating activities		315	266
Cash flows from investing activities
Payments for purchases of tangible assets		(253)	(233)
Proceeds from sale of tangible assets		2	2
Investments in short-term deposits		(50)	-
Proceeds from sale of available-for-sale financial assets		57	50
Investments in intangible		(228)	(233)
Investments in financial assets		(9)	(13)
Net cash variation for joint ventures deconsolidation		9	-
Release of restricted cash		-	3
Proceeds received in sale of businesses		19	-
Interests received		3	12
Net cash used in investing activities		(450)	(412)
Cash flows from financing activities
Proceeds from interest-bearing loans and borrowings		-	150
Repurchase of issued debt		-	(455)
Repayment of interest-bearing loans and borrowings		(22)	(23)
Capital increase		1	-
Dividends paid to equity holders of the parent Company		(175)	(164)
Payment for other financing activities		-	(1)
Net cash used in financing activities		(196)	(493)
Effect of changes in exchange rates		(3)	(28)
Net cash decrease		(334)	(667)
Cash and cash equivalents at the beginning of the period		1,836	2,250
Cash and cash equivalents at the end of the period		1,502	1,583

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 19

3.6.	Notes to the consolidated financial statements

3.6.1.	Corporate information

STMicroelectronics N.V. is organized under the laws of the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, the Netherlands. Our headquarters and operational offices are managed through STMicroelectronics International N.V., a wholly owned subsidiary of STMicroelectronics N.V., and are located at 39, chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland.

STMicroelectronics and its subsidiaries are a global independent semiconductor group that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Group offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Group has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

STMicroelectronics is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana (Italian Stock Exchange).

These unaudited Semi-Annual Financial Statements were approved for issue by the Supervisory Board on August 21, 2014.

3.6.2.	Basis of preparation

These unaudited Semi-Annual Financial Statements for the six-month period ended June 28, 2014 have been prepared in accordance with IAS 34, ‘‘Interim Financial Reporting’’, as adopted in the European Union.

The unaudited Semi-Annual Financial Statements do not include all the information and disclosures required in the annual financial statements. They should be read in conjunction with the annual financial statements for the year ended December 31, 2013, prepared in accordance with IFRS, as adopted in the European Union, filed with the AFM (Autoriteit Financiële Markten) on April 28, 2014 and adopted by our Annual General Meeting of Shareholders on June 13, 2014.

3.6.3.	Significant accounting policies

The accounting policies adopted in the preparation of the Semi-Annual Financial Statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2013. The adoption of new standards, amendments to standards and interpretations effective from January 1, 2014 did not have a material impact on the Group’s Semi-Annual Financial Statements.

Standards, amendments to standards and interpretations issued but not yet effective

IFRS 9 Financial Instruments: In 2014 the IASB completed its comprehensive work on the replacement of IAS 39, which included three phases: classification and measurement of financial assets and financial liabilities, with the issuance of the original IFRS 9; impairment of financial assets; and hedge accounting, with the issuance of the corresponding amendment to IFRS 9. The final standard has not yet been endorsed by the European Union. The adoption of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, together with the assessment of their impairment but will potentially have no impact on classification and measurements of financial liabilities. The new approach to hedge accounting will also have an effect on the way hedged transactions and derivatives designated as hedging instruments are reported. The Group is reviewing the effect the comprehensive version of IFRS 9 will have on its financial position and performance.

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 20

IFRS 15 Revenue from contracts with customers: the new converged standard on revenue recognition sets forth a single revenue accounting model, which calls to more professional judgment and includes expanded disclosures. According to the new guidance, revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if IFRS 15 is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the purchase obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to purchase obligations and; (v) revenue recognition for each purchase obligation. IFRS 15, which has not been ratified by the European Union yet, will be effective for the first interim period within annual reporting periods beginning on or after January 1, 2017. Early adoption is permitted. The areas on which IFRS 15 may create significant changes are: (i) changes in the timing of revenue recognition; (ii) inclusion of variable consideration in the transaction price; (iii) allocation of the transaction price based on standalone selling prices. The Group will adopt IFRS 15 when effective and is currently assessing its impact on existing contracts, transactions and business practices.

IFRS 11 Joint Arrangements (amendment) – Accounting for Acquisitions of Interests in Joint Operations: the amendment requires the acquirer of an interest in a joint operation in which the activity constitutes a business to apply all the principles on business combinations accounting in IFRS 3 Business Combinations and other IFRSs, except for those principles that conflict with the guidance in IFRS 11. The effective date of the amendment is January 1, 2016 but the amendment has not been endorsed yet by the European Union. The Group will adopt the amendment when effective. No significant impact is expected on the Group’s financial position or performance.

IAS 19 Employee Benefits (amendment) – Employee contributions: the amendment distinguishes between employee contributions related to service only in the period in which they arise and those linked to service in more than one period. The amendment allows contributions that are linked to service, and do not vary with the length of employee service, to be deducted from the cost of benefits earned in the period that the service is provided. Contributions that are linked to service and vary according to the length of the employee service, must be spread over the service period using the same attribution method that is applied to the benefits. The Group will adopt the amendment when effective and does not expect any significant effect on its financial position and performance.

IFRIC 21 Levies: The interpretation clarifies that the obligating event that gives rise to a liability to pay a  levy – that is not income tax – is the activity described in the relevant legislation that triggers the payment of the levy. The interpretation was endorsed by the European Union in 2014, effective for annual periods beginning on or after June 17, 2014, thus with effective date January 1, 2015 for the Group. The Group is currently reviewing the impact the Interpretation will have on its financial position and performance.

3.6.4.	Estimates

The preparation of the Semi-Annual Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these Semi-Annual Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated Financial Statements for the year ended December 31, 2013, with the exception of changes in estimates and assumptions that are required in determining the provision for income taxes.

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 21

Income tax expense is recognized based on management’s estimate of the income tax rate expected for the full financial year.

3.6.5.	Operating segment information

The Chief Executive Officer, with oversight by the Supervisory Board, is the Chief Operating Decision-Maker (‘‘CODM’’) of the company. Management has determined the operating segments based on the information reviewed by the CODM for the purposes of allocating resources and assessing performance. The Group operates in two business areas:  Semiconductors and Subsystems.

In the Semiconductors business area, the Group designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.  In addition, the Group further participates in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Group designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

The current organization is as follows:

•	Sense & Power and Automotive Products (SP&A), including the following product lines:
o	Automotive (APG);
o	Industrial & Power Discrete (IPD);
o	Analog & MEMS (AMS); and
o	Other SPA;

•	Embedded Processing Solutions (EPS), comprised the following product lines:
o	Digital Convergence Group (DCG);
o	Imaging, BI-CMOS ASIC and Silicon Photonics (IBP);
o	Microcontrollers, Memory & Secure MCU (MMS); and
o	Other EPS.

In 2014, the Group revised its revenues by product line from prior periods following the reclassification of Image Signal Processor business from IBP product line to DCG product line. In addition, the Wireless former product line has been reclassified into the DCG product line. The Group believes that the revised 2013 revenues presentation is consistent with that of 2014 and is using these comparatives when managing its segments.

The following tables present the Group’s consolidated net revenues and consolidated operating profit (loss) by semiconductor product segment. For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Group’s internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.  In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is not identified as part of the inventory variation as well as the unused capacity charges; therefore it cannot be isolated in the costs of goods sold. R&D grants are allocated to our product lines proportionally to the incurred R&D expenses on the sponsored projects.

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 22

	(unaudited)
	Six-month period ended
In millions of USD	June 28, 2014	June 29, 2013
Sense & Power and Automotive Products (SPA)	2,392	2,337
Embedded Processing Solutions (EPS)	1,285	1,692
Others1	12	26
Total consolidated net revenues	3,689	4,055

	(unaudited)
	Six-month period ended
In millions of USD	June 28, 2014	June 29, 2013
Net revenues by product line:
Automotive (APG)	907	801
Industrial & Power Discrete (IPD)	917	896
Analog & MEMS (AMS)	568	640
Sense & Power and Automotive Products (SPA)	2,392	2,337
Digital Convergence Group (DCG)	389	870
Imaging, BI-CMOS ASIC and Silicon Photonics (IBP)	153	170
Microcontrollers, Memory & Security (MMS)	742	651
Other EPS	1	1
Embedded Processing Solutions (EPS)	1,285	1,692
Others	12	26
Total consolidated net revenues	3,689	4,055

 1 “Others” includes revenues from the sales of Subsystems and sales of materials and other products not allocated to product segments.

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 23

	(unaudited)
	Six-month period ended
In millions of USD	June 28, 2014	June 29, 2013
Net Revenues by Location of Shipment: 2
EMEA	976	1,006
Americas	555	626
Greater China-South Asia	1,623	1,632
Japan-Korea	535	791
Total	3,689	4,055

Net operating profit (loss) by product segment and reconciliation to operating profit (loss) are as follows:

	(unaudited)
	Six-month period ended
In millions of USD	June 28, 2014	June 29, 2013
Sense & Power and Automotive Products (SPA)	230	99
Embedded Processing Solutions (EPS)	(66)	(316)
Sub-total operating profit (loss) of products segments	164	(217)
Unused capacity charges	(10)	(26)
Impairment, restructuring charges and other related closure costs	(32)	(144)
Strategic and other research and development programs	(3)	(10)
Start-up / Phase out costs	(6)	-
Other non-allocated provisions 3	(20)	9
Sub-total operating loss Others	(71)	(171)
Net impact of capitalized development costs	87	20
Derivative instruments not designated as hedge instruments under IFRS	(15)	(10)
IAS 19R adjustment on defined benefit plans	-	5
Other non-allocated expenses and IFRS adjustments impact	5	(3)
Sub-total IFRS adjustments impact on operating profit (loss)	77	12
Total operating profit (loss)	170	(376)

2 Net revenues by location of shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

3 Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 24

3.6.6.	Investments in associates and jointly controlled entities

Investments in associates and jointly controlled entities as at June 28, 2014 and December 31, 2013 were as follows:

	(unaudited) June 28, 2014		December 31, 2013
In millions of USD	Carrying amount	% of interests	Carrying amount	% of interests
ST-Ericsson SA (“JVS”)	41	50.0%	50	50.0%
3Sun S.r.l.	-	33.3%	13	33.3%
Total	41		63

ST-Ericsson SA (“JVS”)

On February 3, 2009, the Group announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Group received an interest in both ST-Ericsson Holding AG (parent of “JVS” group of companies) in which the Group owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA. The Group used to consolidate JVS.

On September 9, 2013, the Group sold 1 JVS share to Ericsson for its nominal value changing the ownership structure of JVS to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Group lost the control of JVS and as such JVS was deconsolidated from the Group’s financial statements as of September 1, 2013. The deconsolidation of JVS did not result in a gain or loss for the Group. The fair value of the Group’s retained non-controlling interest was evaluated at $55 million. Due to the loss pick-up recognized since the deconsolidation, the value of the investment amounted to $41 million as of June28, 2014. In addition, the Group and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These were not drawn as of June 28, 2014.

Before the deconsolidation of JVS, certain assets and companies of the JVS group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

ST-Ericsson SA entered into liquidation on April 15, 2014.

In the first six months of 2014, the line ‘‘Share of losses of associates and jointly controlled entities’’ in the Group’s consolidated income statement included a charge of $9 million related to JVS.

3Sun Srl (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Group for the manufacture of triple-junction thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Group exercises joint-control over 3Sun and consequently accounts for its investment in 3Sun under the equity method. The line ‘‘Share of losses of associates and jointly controlled entities’’ in the Group’s consolidated income statement included a charge of $60 million related to 3Sun.

On July 22, 2014, the Group signed an agreement with Enel Green Power to transfer its equity stake in 3Sun. Pursuant to this agreement, at closing, subject to customary precedent conditions, ST will pay up to €15 million to Enel Green Power in exchange for ST’s full release from any obligations concerning the joint venture or Enel Green Power.  Also, at closing, ST will forgive the outstanding €13 million shareholders’ loan to the joint venture.

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 25

Since the investment in 3Sun is denominated in euros, the investment is revalued at each reporting date closing, the exchange difference being recorded as currency translation adjustment in other comprehensive income.  As of June 28, 2014, the currency translation adjustment related to the investment amounted to $9 million. This amount will be reclassified in the Group’s consolidated income statement as an income under the line ‘‘Share of losses of associates and jointly controlled entities’’ upon disposal of the investment on July 22, 2014.

3.6.7.	Property, plant and equipment and intangible assets

Changes in the net carrying amount of property, plant and equipment and intangible assets are detailed as follows:

In millions of USD	Property, plant and equipment	Intangible assets
Net book value as at January 1, 2014	3,161	1,075
Additions	267	233
Disposals	(22)	(1)
Reclassification to AHFS	(30)	-
Impairment / Fair value	-	(13)
Amortization / Depreciation expense	(385)	(124)
Foreign currency translation	(20)	-
Net book value as at June 28, 2014 (unaudited)	2,971	1,170

The Group has commitments to purchase property, plant and equipment after the end of the interim period in the amount of $208 million.

3.6.8.	Goodwill

Goodwill split by operating segment are as follows:

In millions of USD	Sense & Power and Automotive (SPA)	Embedded Processing Solutions (EPS)	Total
As at January 1, 2014	2	70	72
Foreign currency translation	-	-	-
As at June 28, 2014 (unaudited)	2	70	72

As at June 28, 2014, the gross value of goodwill was $986 million (2013: $986 million) and the accumulated impairment was $914 million (2013: $914 million).

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 26

3.6.9.	Other financial assets and financial liabilities

3.6.9.1.	Other financial assets

In millions of USD	(unaudited) June 28, 2014	December 31, 2013
Other financial assets (including derivatives)
Other financial assets
Available-for-sale investments – quoted debt and equity securities	11	68
Available-for-sale investments – unquoted equity securities	16	13
Short-term deposits	51	1
Other	8	8
Total other financial assets	86	90
Current	51	58
Non-current	35	32
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	2	13
Currency collars	-	6
Currency options	-	2
Derivatives not designated as hedges (held for trading)
Currency options	-	3
Currency collars	1	4
Foreign exchange forward contracts	5	15
Total derivatives financial instruments	8	43
Current	8	43
Non-current	-	-
Total other financial assets (including derivatives)	94	133
Total current	59	101
Total non-current	35	32

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 27

Movements in other financial assets (excluding derivatives) recorded in the first half of 2014 are summarized as follows:

In millions of USD	Jan 1, 2014	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase	Sale / Settlement	Foreign exchange result recognized in OCI*	(unaudited) June 28, 2014
Senior debt floating rate notes issued by financial institutions	57	-	-	-	(57)	-	-
Quoted equity instruments	11	-	-	-	-	-	11
Sub-total Available-for-sale investments – quoted debt and equity securities	68	-	-	-	(57)	-	11
Available-for-sale investments – unquoted equity securities	13	-	-	3	-	-	16
Short-term deposits	1	-	-	50	-	-	51
Other current financial assets	8	-	-	-	-	-	8
Total other financial assets (excluding derivatives)	90	-	-	53	(57)	-	86
*OCI: Other comprehensive income

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 28

Available-for-sale investments – quoted debt and equity securities

The senior debt floating rate notes amounting to $57 million matured in the first half of 2014. No credit loss was identified on these instruments and due to the short duration before maturity, the fair value as at December 31, 2013 corresponded to par value.

3.6.9.2.	Other financial liabilities

In millions of USD	(unaudited) June 28, 2014	December 31, 2013
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	-	1
Currency collars	1	-
Derivatives not designated as hedges
Foreign exchange forward contracts	-	1
Currency collars	-	2
Total other financial liabilities (including derivatives)	1	4
Total current	1	4
Total non-current	-	-

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 29

3.6.9.3.	Interest-bearing loans and borrowings

In millions of USD	(unaudited) June 28, 2014	December 31, 2013
Funding program loans with European Investment Bank
0.25% due 2014, floating interest rate at Libor + 0.017%	20	20
0.25% due 2015, floating interest rate at Libor + 0.026%	19	19
0. 28% due 2016, floating interest rate at Libor + 0.052%	39	58
0.71% due 2016, floating interest rate at Libor + 0.317%	77	77
0.60% due 2016, floating interest rate at Libor + 0.213%	86	86
1.43% due 2020, floating interest rate at Libor + 1.099%	87	87
1.29% due 2020, floating interest rate at Libor + 0.956%	193	193
1.24% due 2020, floating interest rate at Euribor + 0.817%	119	121
0.85% due 2021, floating interest rate at Libor + 0.525%	240	240
0.89% due 2021, floating interest rate at Libor + 0.572%	231	231
Other Funding program loans
0.53% (w.a.*), due 2013-2018, fixed interest rate	4	5
Other long-term loans
1.95% (weighted average), due 2017, fixed interest rate	8	10
0.67% (weighted average), due 2018, fixed interest rate	2	2
0.87% (weighted average), due 2020, fixed interest rate	3	3
Finance leases
5.95% (w.a.*), due 2015-2017, fixed interest rate	2	1
Total interest-bearing loans and borrowings	1,130	1,153
Total current	(225)	225
Total non-current	905	928
* Weighted average

3.6.9.4.	Hedging activities and derivatives

Derivative instruments not designated as hedges

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries. The Group enters into currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses through the use of currency forward contracts and currency options, including collars. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

The main currencies covered are the Euro, the Singapore Dollar, the Swiss Franc, the Japanese Yen, the Indian rupee and the Malaysian Ringgit.

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 30

Derivative instruments designated as cash flow hedges

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated and Singapore-Dollar-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions for manufacturing costs. The maximum length of time over which the Group hedges its exposure to the variability of cash flows for forecasted transactions is 24 months.

These derivative instruments are designated and qualified as cash flow hedges. They are reflected at their fair value in the consolidated statement of financial position. The gain or loss from the effective portion of the hedge is reported in the statement of comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.

As at June 28, 2014, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-Dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	101	124
Currency collars	362	-

Interest rate risk

Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group’s interest rate risk arises mainly from long-term borrowings at fixed rates; currently there are no material fixed-rate liabilities. The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Group is invested in floating rate instruments, the Group’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets.

Offsetting financial assets and financial liabilities

The Group entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as at June 28, 2014 assets totaling $1 million and liabilities totaling $1 million. In addition, the Group entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $7 million as at June 28, 2014.

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 31

3.6.9.5.	Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
In millions of USD	(unaudited) June 28, 2014	December 31, 2013	(unaudited) June 28, 2014	December 31, 2013
Financial assets
Trade receivables	1,098	1,049	1,098	1,049
Other receivables and assets	610	346	610	346
Available for sale financial investments	27	81	27	81
Other financial assets	67	52	67	52
Cash and cash equivalents	1,502	1,836	1,502	1,836
Financial liabilities
Interest-bearing loans and borrowings (including current portion)	1,130	1,153	1,130	1,153
Trade accounts payable	739	693	739	693
Other payables and accrued liabilities	451	428	451	428
Other current financial liabilities	1	4	1	4

The fair value of financial assets and liabilities are included at the price at which the instrument could be sold in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate fair value:

•
For trade receivables, cash and cash equivalents, trade accounts payable, other payables and accrued liabilities, the carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

•	Other receivables and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net present value.
•	Available for sale financial investments:
o	The fair value of government bonds, quoted equity securities and floating rate notes is determined based upon quoted market prices for identical instruments.
o	The fair value of quoted equity securities is based on the quoted price per share adjusted to reflect any applicable restrictions.
o	The fair value of unquoted equity securities is based on the valuation of the underlying instruments on a new round of third party financing or upon liquidation.
•	The fair value of restricted cash is its carrying amount.
•
The fair value of interest-bearing loans and borrowings is determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s borrowing rates for similar types of borrowing arrangements.

•	The fair value of derivatives instruments is determined based upon quoted market prices for similar instruments.

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 32

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at June 28, 2014, the Group held the following financial instruments measured at fair value:

In millions of USD	(unaudited) June 28, 2014	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at fair value through profit or loss
Foreign exchange forward contracts	5	-	5	-
Currency collars	1	-	1	-
Other equity securities	8	8	-	-
Short-term deposits	51	51	-	-
Cash flow hedges
Foreign exchange forward contracts	2	-	2	-
Available-for-sale financial assets
Available-for-sale investments – quoted equity securities	11	11	-	-
Available-for-sale investments – unquoted equity securities	16	-	-	16
Total assets measured at fair value	94	19	59	16
Liabilities measured at fair value
Cash flow hedges
Currency collars	1	-	1	-
Total liabilities measured at fair value	1	-	1	-

During the reporting period ending June 28, 2014, there was no transfer between Level 1 and Level 2 fair value measurements. There was no transfer into and out of Level 3 fair value measurements.

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 33

For assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2014 and June 28, 2014 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2014	13
Veredus deconsolidation	3
As at June 28, 2014 (unaudited)	16
Amount of total losses included in the 2014 income statement attributable to assets still held at the reporting date	-

The table below details nonfinancial assets measured at fair value as at June 28, 2014:

In millions of USD	(unaudited) June 28, 2014	Level 1	Level 2	Level 3
Description
Assets held for sale	30	-	-	30
Total	30	-	-	30

The assets held for sale are reported at the lower of net book value and fair value less costs to sell. For fair value measurements using significant unobservable inputs (Level 3), fair value is estimated based on the estimated price that a market participant would pay on a sale transaction for these assets.

For nonfinancial assets measured at fair value, the reconciliation between January 1, 2014 and June 28, 2014 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2014	16
Sale of Veredus asset group	(16)
Longgang asset group to be disposed of by sale	30
As at June 28, 2014 (unaudited)	30
Amount of total losses included in the 2014 income statement attributable to assets still held at the reporting date	-

There were no changes in valuation techniques during the periods.

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 34

3.6.10.	Inventories

Inventories consisted of the following:

In millions of USD	(unaudited) June 28, 2014	December 31, 2013
Raw materials	77	84
Work-in-process	847	885
Finished products	399	367
Total	1,323	1,336

3.6.11.	Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	(unaudited) June 28, 2014	December 31, 2013
Cash at bank and in hand	298	215
Money market deposits with banks	1,204	1,621
Total	1,502	1,836

3.6.12.	Cash generated from operations

Cash generated from operations is detailed as follows:

	(unaudited)
In millions of USD	June 28, 2014	June 29, 2013
Net result	71	(435)
Depreciation and amortization	507	598
(Gain) loss on financial instruments	(1)	5
Gain on sale of business	(11)	-
Share-based compensation	17	9
Other non-cash items	(58)	(2)
Deferred income tax	(1)	(111)
Share of loss of associates, impairments or reversal of impairments on investments in associates	69	102
Impairment, restructuring and other related closure costs	(20)	78
Trade receivables, net	(49)	(123)
Inventories, net	8	12
Trade payables	47	103
Other assets and liabilities net	(236)	46
Cash generated from operations	343	282

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 35

3.6.13.	Equity

3.6.13.1.	Outstanding shares

The authorized share capital of STMicroelectronics is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As at June 28, 2014, the number of common shares issued was 910,741,805 shares (December 31, 2013: 910,703,305 shares).

As at June 28, 2014, the number of common shares outstanding was 893,082,995 shares (December 31, 2013: 890,606,763 shares).

3.6.13.2.	Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

On January 22, 2007, an option agreement was concluded between the Company and Stichting Continuïteit ST (the “Foundation”). The Managing Board, the Supervisory Board along with the board of the Foundation, have declared that they are jointly of the opinion that the Foundation is independent of the Company. This option agreement provides for the issuance of up to a maximum of 540,000,000 preference shares. Any such shares should be issued by the Company to the Foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions considered hostile by the Managing Board and the Supervisory Board, such as a creeping acquisition (in such case up to 30% minus one share of the Company’s issued and outstanding share capital) or an offer on the Company’s common shares, which are unsupported by the Managing Board and the Supervisory Board and which the board of the Foundation determines would be contrary to the Company’s interests, its shareholders or other stakeholders. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by the Managing Board and the Supervisory Board, as described above, occur and which the board of the Foundation determines to be contrary to the Company’s interests and its shareholders and other stakeholders.

3.6.13.3.	Treasury shares

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares. As of June 28, 2014, 25,261,410 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 2,437,732 in the first half of 2014.

As of June 28, 2014, the Company owned a number of treasury shares equivalent to 17,658,810.

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 36

3.6.13.4.	Other reserves

Other reserves include the following components as at June 28, 2014:

In millions of USD	Share-based compensation reserve	Available-for-sale (AFS) reserve	Cash Flow Hedge (CFH) reserve	Employee benefit plan reserve	Foreign currency translation reserve	Share of OCI of associates and jointly controlled entities	Total other reserves
As at January 1, 2013	505	(1)	9	(143)	859	(3)	1,226
Reclassification to retained earnings	-	-	-	-	-	-	-
Share-based compensation expense for the year	9	-	-	-	-	-	9
Net movement recognized in the statement of comprehensive income	-	1	(11)	19	(27)	-	(18)
As at June 29, 2013	514	-	(2)	(124)	832	(3)	1,217
As at January 1, 2014	528	-	13	(76)	1,008	(1)	1,472
Share-based compensation expense for the year	17	-	-	-	-	-	17
Joint Venture and other subsidiaries deconsolidation	-	-	-	-	(1)	-	(1)
Net movement recognized in the statement of comprehensive income	-	-	(16)	1	(28)	1	(42)
As at June 28, 2014	545	-	(3)	(75)	979	-	1,446

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 37

Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration.

Available-for-sale (AFS) reserve: This reserve records fair value changes on available-for-sale financial assets.

Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship incurred as at the reporting date.

Employee benefit plan reserve: The employee benefit plan reserve is used to recognize the actuarial gains and losses and past service cost of post-employment pension plans.

Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share of OCI of associates and jointly controlled entities: This reserve records the share of other comprehensive income of associates or jointly controlled entities.

3.6.13.5.	Dividends

The Annual General Meeting of Shareholders held on June 13, 2014 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the second quarter of 2014 and $0.10 in the third quarter of 2014, paid in June 2014 and to be paid September 2014, respectively. The first payment for Euronext Paris and Borsa Italiana, amounting to $86 million, was executed in the second quarter of 2014. The first payment for the New York Stock Exchange executed in July 2014 and the $0.10 per share cash dividend to be paid in September totaled $93 million and were reported in “Other payables and accrued liabilities” on the consolidated statement of financial position as at June 28, 2014.

The Extraordinary General Meeting of Shareholders held on December 2, 2013 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2013 and $0.10 in the first quarter of 2014, paid in December 2013 and March 2014, respectively. The first payment totaling $89 million, was executed in December 2013. The remaining $0.10 per share cash dividend, totaling $89 million, was executed in March 2014 and was reported in “Other payables and accrued liabilities” on the consolidated statement of financial position as at December 31, 2013.

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 38

3.6.14.	Provisions for restructuring

As at June 28, 2014, provisions for restructuring amounted to $58 million, of which $38 million was included in “Current provisions” in the consolidated statement of financial position. Movements during the first half of 2014 were as follows:

In millions of USD	$600-650M OPEX plan	Digital restructuring plan	Manufacturing restructuring plan	Manufacturing consolidation	Other restructuring initiatives	Provisions for restructuring
As at January 1, 2014	60	7	2	9	14	92
Expenses recognized during the period	19	-	-	7	-	26
Unused provisions	(2)	(1)	-	-	-	(3)
Amounts paid	(45)	(6)	-	(4)	(2)	(57)
As at June 28, 2014 (unaudited)	32	-	2	12	12	58

•	$600-650 million net opex plan

The Company committed restructuring actions in 2013 to reduce the Company’s net operating expenses as announced on December 10, 2012. The Company recorded in the first half of 2014 $17 million in restructuring charges, net, mainly corresponding to employee termination benefits.

•	Manufacturing consolidation

In July 2013, the Company announced that it will reduce production in certain 6-inch manufacturing lines and consolidate back-end activities in China to Shenzhen. As part of this restructuring plan, the Company recorded in the first half of 2014 $7 million in restructuring charges corresponding to employee termination benefits.

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 39

3.6.15.	Expenses by nature

Expenses recorded as cost of sales and research and development and selling, general and administrative are detailed as follows:	(unaudited)
In millions of USD	June 28, 2014	June 29, 2013
Depreciation and amortization	507	598
Employee benefit expenses	1,462	1,767
Purchase of materials and subcontracting services	1,372	1,598
Changes in inventories	(8)	(12)
Transportation	39	61
Royalties and patents	52	69
Advertising costs	4	6
Other expenses	210	349
Total cost of sales, research and development, and selling, general and administrative	3,638	4,436

Employee benefit expenses are detailed as follows:

	(unaudited)
In millions of USD	June 28, 2014	June 29, 2013
Wages and salaries	1,048	1,280
Payroll taxes and other social contribution charges	330	399
Share-based compensation expense	17	9
Pensions and other long-term benefits expense	67	79
Total employee benefit expenses	1,462	1,767
Of which included in:
Cost of sales	651	649
Selling, general and administrative	332	420
Research and development	479	698

3.6.16.	Other income / expenses

Other income consisted of the following:

	(unaudited)
In millions of USD	June 28, 2014	June 29, 2013
Research and development funding	151	20
Net foreign exchange gain	1	4
Gain on sale of non-current assets	13	2
Total other income	165	26

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 40

Other expenses consisted of the following:

	(unaudited)
In millions of USD	June 28, 2014	June 29, 2013
Start-up / Phase out costs	(6)	-
Patent costs	(29)	(16)
Other expenses	(11)	(5)
Total other expenses	(46)	(21)

The Group receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met. The first half of 2014 included a catch-up of funding on the Nano2017 program which started January 1, 2013, but was not recognized until the second quarter of 2014, following the EU approval.

Gain on sale of non-current assets is mostly related to the sale of businesses associated with the Smart Connectivity Business (Display Port products), realized in the first quarter of 2014.

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

3.6.17.	Earnings per share

For the six-month period ended June 28, 2014 and June 29, 2013, earnings per share (“EPS”) were calculated as follows:

	(unaudited)
In millions of USD	June 28, 2014	June 29, 2013
Basic EPS
Net result attributable to the equity holder of the parent	71	(282)
Weighted average shares outstanding	890,949,311	888,486,189
Basic EPS	0.08	(0.32)
Diluted EPS
Net result	80	(282)
Net result adjusted	80	(282)
Weighted average shares outstanding	890,949,311	888,486,189
Dilutive effect of stock options	-	-
Dilutive effect of non-vested shares	3,913,718	-
Number of shares used for diluted EPS	894,863,029	888,486,189
Diluted EPS	0.08	(0.32)

As of June 28, 2014, there were outstanding stock options exercisable into the equivalent of 88,936 common shares.

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 41

3.6.18.	Related-party transactions

Transactions with related parties were as follows:

	(unaudited)
In millions of USD	June 28, 2014	June 29, 2013
Sales and other services	8	104
Research and development expenses	(7)	(129)
Other purchases	(1)	(7)
Accounts receivable	2	20
Accounts payable	(1)	(36)

For the six-month period ended June 28, 2014 and June 29, 2013, the related party transactions were primarily with companies in which management or directors of the Group perform similar policymaking functions. These include, but are not limited to: BESI, Cassa Depositi e Prestiti, Flextronics, MicroOLED, Soitec, Oracle and Technicolor. The related party transactions presented in the table above also include transactions between the Group and its associates and jointly controlled entities as described in Note 3.6.6. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made in line with market practices and conditions.

3.6.19.	Contingencies claims and legal proceedings

Contingencies

The Group is subject to the possibility of contingent liabilities arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining contingent liabilities, the Group assesses whether it has a present obligation, considers the likelihood that an outflow of resources will be required to settle the obligation as well as the ability to reliably estimate the amount of such present obligation. The Group regularly re-evaluates claims to determine whether provisions need to be adjusted based on the most current information available to the Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

Claims and legal proceedings

The Group has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Group from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement.  The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to license patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.

The Group is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 42

Litigation with Tessera

In 2006, Tessera initiated a patent infringement lawsuit against the Group and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California. Tessera claims that the Group’s ball grid array packages infringe certain patents owned by Tessera, and that the Group breached a 1997 license agreement by failing to pay royalties to Tessera on sales of products in certain ball grid array packages. Tessera then filed a complaint in 2007 with the U.S. International Trade Commission in Washington, D.C. (“ITC”) against the Group and numerous other parties. During the ITC proceedings, the District Court action was stayed. On May 20, 2009, the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired in September 2010. The U.S. Court of Appeals for the Federal Circuit subsequently affirmed the ITC’s decision and on November 28, 2011 the U.S. Supreme Court denied the defendants’ petition for review, and the ITC decision became final. In January 2012, the District Court proceedings were revived in California. In May 2013, Tessera served its opening expert’s report on damages which opines that Tessera is entitled to $181 million in damages (including interest) based on the Group’s sales of allegedly infringing products from 2000 through 2010. The Group’s opening expert’s report on damages opines that the Group’s damages should be more in the range of $5 million to $8 million if an adverse judgment were to be entered against the Group. On March 14, 2014, the Court appointed independent technical expert, Dr. Reinhold Dauskardt, issued a report opining that the patents–in–suit were invalid and that Tessera had failed to meet its burden of proof regarding infringement of the patents-in suit by the Group’s accused ball grid array packages.  Trial is scheduled for November 10, 2014.

Other Contingencies

The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of June 28, 2014, provisions for estimated probable losses with respect to legal proceedings were not considered material. The Group estimates possible losses on claims and legal proceedings to be between $10 to $30 million.

3.6.20.	Events occurring after the reporting period

On July 3, 2014, the Group issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively, for net proceeds of approximately $995 million. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance is approximately $12, equivalent to a 30% and a 31% premium, respectively, on each tranche. The bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by the Group.  The Group can also redeem the bonds prior to their maturity in certain circumstances.

In July 2014, the Group launched and started a share buy-back program for the repurchase of up to twenty million ordinary shares, currently intended to meet the Group’s obligations in relation to its employee stock award plans.

On July 22, 2014, the Group signed an agreement with Enel Green Power to transfer its equity stake in 3Sun, a joint venture in the photovoltaic panels manufacturing. Pursuant to this agreement, at closing, subject to customary precedent conditions, the Group will pay up to €15 million to Enel Green Power in exchange for its full release from any obligation concerning the joint venture or Enel Green Power. Also, at closing, the Group will forgive the outstanding €13 million shareholders loan to the joint venture.

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 43

4.           Sole Member of the Managing Board’s statement

The  sole member of the Managing Board hereby declares that, to the best of his knowledge, the Semi-Annual Financial Statements, which have been prepared in accordance with IAS 34 Interim Financial Reporting, give a true and fair view of the assets, liabilities, financial position and  profit or loss of STMicroelectronics N.V. and the undertakings included in the consolidation as a whole, and the Semi-Annual Management Report of the Managing Board gives a true and fair overview of the information required pursuant to section 5:25d, subsection 8 and subsection 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Date: August 21, 2014	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti

	Title:	Sole member of the Managing Board, President and Chief Executive Officer

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 44

5.           About STMicroelectronics

ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.
In 2013, the Company’s net revenues were $8.08 billion. Further information on ST can be found at www.st.com.

All of STMicroelectronics’ press releases are available at:
http://www.st.com/web/en/press/pressAndNews.html

STMicroelectronics • Semi Annual Report 2014	Semi Annual Financial Statements 45

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: August 22, 2014	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services